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07002922

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SECURITIES AND EXC IMISSION

RECEI

FEB 2 8 2007

DIVISION OF MARKET REGULATION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49118

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/06_____ AND ENDING___12/31/06___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Investment Brokerage, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

_____17 Glenwood Avenue_____
                        (No. and Street)

_____Raleigh_____   _____NC_____   _____27603_____
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
_____Richard K. Bryant, Sue Ellen Harrington_____   _____919-831-2370_____
                                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

_____Batchelor, Tillery & Roberts, LLP_____
              (Name – if individual, state last, first, middle name)

_____P.O. Box 18068_____   _____Raleigh_____   _____NC_____   _____27619_____
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 2 3 2007

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____Richard K. Bryant_____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____Capital Investment Brokerage, Inc._____ , as
of _____December 31_____, 20 __06__ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.

3105 GLENWOOD AVENUE, SUITE 301
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Independent Auditors' Report

The Board of Directors
Capital Investment Brokerage, Inc.:

We have audited the accompanying balance sheets of Capital Investment Brokerage, Inc. (the "Company") as of December 31, 2006 and 2005, and the related statements of income and retained earnings and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1-3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Batchelor, Tillery & Roberts, LLP

February 7, 2007

CAPITAL INVESTMENT BROKERAGE, INC.

Balance Sheets

December 31, 2006 and 2005

Assets

	2006	2005
Current assets:		
Cash and cash equivalents	$ 545,008	497,332
Accounts receivable	126,229	117,722
Total current assets	671,237	615,054
Property and equipment, at cost:		
Office equipment	65,116	65,116
Less accumulated depreciation	(65,116)	(65,116)
Property and equipment, net	-	-
Goodwill	260,435	260,435
	$ 931,672	875,489

Liabilities and Stockholders' Equity

	2006	2005
Current liabilities:		
Commissions payable	102,252	111,898
Accounts payable	1,756	500
Other payables	1,135	2,113
Accrued litigation	-	15,000
Accrued retirement	12,000	12,000
Total current liabilities	117,143	141,511
Stockholders' equity:		
Common stock, no par value	386,000	386,000
Retained earnings	428,529	347,978
Total stockholders' equity	814,529	733,978
	$ 931,672	875,489

See accompanying notes to financial statements.

CAPITAL INVESTMENT BROKERAGE, INC.

Statements of Income and Retained Earnings

Years ended December 31, 2006 and 2005

	2006	2005
Revenues	$ 4,592,643	4,521,729
Operating expenses:		
Wages and salaries	263,225	314,614
Management fees	135,000	180,000
Commissions	3,606,906	3,317,080
Registration and fees	42,846	32,932
Publications	3,777	1,082
Legal and professional	60,674	33,959
Travel and entertainment	-	168
Insurance	14,657	3,859
Taxes and licenses	12,985	5,654
Retirement	12,000	12,000
Miscellaneous	2,310	13,225
	4,154,380	3,914,573
Operating income	438,263	607,156
Other income (expense):		
Interest income	94,730	104,370
Interest expense	(501)	-
	94,229	104,370
Net income	532,492	711,526
Retained earnings, beginning of year	347,978	61,319
Dividends paid	(451,941)	(424,867)
Retained earnings, end of year	$ 428,529	347,978

See accompanying notes to financial statements.

4

CAPITAL INVESTMENT BROKERAGE, INC.

Statements of Cash Flows

Years ended December 31, 2006 and 2005

	2006	2005
Cash flows from operating activities:		
Net income	$ 532,492	711,526
Adjustments to reconcile net income		
to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable	(8,507)	37,553
Accounts payable	1,256	(17,098)
Other payables	(978)	2,113
Commissions payable	(9,646)	(60,247)
Accrued litigation costs	(15,000)	15,000
Net cash provided by operating activities	499,617	688,847
Cash flows from financing activities -		
payment of dividends	(451,941)	(424,867)
Net increase in cash and cash equivalents	47,676	263,980
Cash and cash equivalents, beginning of year	497,332	233,352
Cash and cash equivalents, end of year	$ 545,008	497,332
Supplemental disclosure of cash flow information:		
Interest paid	$ 501	-

See accompanying notes to financial statements.

5

(1) Organization and Significant Accounting Policies

The Company was incorporated as Capital Investment Brokerage, Inc., a North Carolina corporation, on October 15, 1996 to provide investment services to investors as a fully-disclosed introducing broker-dealer. The Company operates in North Carolina and is licensed to operate in approximately fifteen other states. It operates in states other than North Carolina primarily through independent representatives. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers (NASD). The Company's securities are cleared through a clearing broker-dealer. The Company does not maintain customers' security accounts nor does it perform custodial functions related to customer securities.

Revenue Recognition

The Company recognizes revenue from securities transactions on a trade-date basis.

Basis of Presentation

The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

For purposes of the financial statements, cash and cash equivalents include cash, deposits in interest-bearing accounts, and other financial instruments with maturities of less than three months.

Accounts Receivable

The Company writes off doubtful receivables in amounts equal to the estimated collection losses that will be incurred. No allowance is required for 2006 and 2005.

Property and Equipment

Property and equipment is recorded at cost and depreciated over its estimated useful lives of five to seven years using accelerated and straight-line methods.

Income Taxes

The Company has elected S corporation status under the Internal Revenue Code whereby its income is taxed to the individual stockholders; therefore, there is no provision for income taxes for the Company.

(1) Organization and Significant Accounting Policies, Continued

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Goodwill

Goodwill represents the aggregate excess of the cost of assets acquired over their fair value at the date of acquisition. Each year the Company completes a goodwill impairment test. Under the impairment test, if a reporting unit's carrying amount exceeds its estimated fair value, a goodwill impairment is recognized to the extent that the reporting unit's carrying amount of goodwill exceeds the implied fair value of the goodwill. Fair value of the Company was estimated using discounted cash flows and market multiples. No impairment occurred in 2006 or 2005.

(2) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain minimum net capital of $50,000, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2006, the Company had net capital of $537,762 which was $487,762 in excess of required net capital, and its ratio of aggregate indebtedness to net capital was 0.31 to 1.

(3) Related Parties

The Company is related to Capital Investment Group, Inc. by common ownership. The Company paid Capital Investment Group, Inc. $135,000 in 2006 and $180,000 in 2005 in management fees for the use of its office space and support staff.

The Company receives fees from Capital Investment Counsel, Inc. (a related company) as required by SEC and NASD regulations on a monthly basis for accounts under management by Capital Investment Counsel, Inc. Total fees received in 2006 and 2005 were $686,409 and $689,405, respectively.

Beginning in 2005, the Company received fees from Capital Advisors, LLC (a company related by common ownership) for accounts under management. Total fees received in 2006 and 2005 were $167,546 and $122,086, respectively.

(3) Related Parties, Continued

The Company also received fees from the Capital Value Fund, which was a balanced mutual fund managed by employees of Capital Investment Counsel, Inc. Total fees received in 2006 and 2005 were $0 and $4,643, respectively. The Fund was discontinued in January 2005.

(4) Common Stock

The authorized, issued and outstanding common stock of the Company consisted of the following as of December 31, 2006 and 2005:

	Shares
Common stock - class A, voting, 51,500 shares authorized, 28,601 issued and outstanding	28,601
Common stock - class B, non-voting, 48,500 shares authorized, 26,675 issued and outstanding	26,675
Total shares	55,276

(5) Pension Plan

The Company maintains a defined contribution pension plan and a 401(k) profit sharing plan in accordance with applicable Internal Revenue Service guidelines. Contributions for 2006 and 2005 were $12,000 and $12,000, respectively.

(6) Line of Credit

The Company maintains a line of credit with a bank with a maximum credit limit of $150,000 and interest payable monthly at the bank's prime rate (8.0% and 6.8% as of December 31, 2006 and 2005, respectively). The line is collateralized by accounts receivable and equipment. There were no outstanding borrowings as of December 31, 2006 and 2005.

(7) Concentrations of Credit Risk

The Company maintains cash balances at several financial institutions and accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $100,000. As of December 31, 2006 and 2005, the Company's uninsured cash balances total $396,626 and $384,662, respectively.

(8) <u>Litigation</u>

In 2005, the Company became a defendant in a lawsuit filed by one of its customers alleging unsuitable trading activity, recklessness, fraud and breach of contract. The suit asks for reimbursement of trading losses of $48,528, reimbursement of legal and arbitration fees, interest, and punitive award to be determined by the arbitration hearing. The Company settled this lawsuit for $15,000.

CAPITAL INVESTMENT BROKERAGE, INC.

Supplemental Schedule of Changes in Stockholders' Equity

Years ended December 31, 2006 and 2005

	Common stock	Retained earnings	Total
Balance, December 31, 2004	$ 386,000	61,319	447,319
Net income for 2005	-	711,526	711,526
Dividends paid	-	(424,867)	(424,867)
Balance, December 31, 2005	386,000	347,978	733,978
Net income for 2006	-	532,492	532,492
Dividends paid	-	(451,941)	(451,941)
Balance, December 31, 2006	$ 386,000	428,529	814,529

CAPITAL INVESTMENT BROKERAGE, INC.

Supplemental Schedules of Computation and Reconciliation of
Net Capital in Accordance with Rule 15c3-1 of the
Securities and Exchange Commission

December 31, 2006 and 2005

	2006	2005
Total assets	$ 931,672	875,489
Deduct: Aggregate indebtedness	(117,143)	(141,511)
Net worth	814,529	733,978
Add: Excluded indebtedness	-	-
Add: Subordinated indebtedness	-	-
Deduct: Non-liquid assets	(268,113)	(265,614)
Deduct: Concessions	-	-
Deduct: Securities haircuts	(8,654)	(8,125)
Net capital	$ 537,762	460,239
Net capital requirements:		
Broker-dealer minimum	$ 50,000	50,000
Net capital in excess of requirements	487,762	410,239
Net capital as computed above	$ 537,762	460,239
Net capital per December 31 Focus report, as amended	$ 537,762	460,239
Adjustments	-	-
Adjusted net capital, December 31	$ 537,762	460,239

CAPITAL INVESTMENT BROKERAGE, INC..

Supplemental Schedule of Computation for Determination
of Reserve Requirements Pursuant to Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2006 and 2005

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

BATCHELOR, TILLERY & ROBERTS, LLP

CERTIFIED PUBLIC ACCOUNTANTS

POST OFFICE BOX 18068

RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.

3105 GLENWOOD AVENUE, SUITE 301
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

The Board of Directors and Stockholders
Capital Investment Brokerage, Inc.:

In planning and performing our audit of the financial statements of Capital Investment Brokerage, Inc. (the "Company") for the year ended December 31, 2006, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure. Among the elements of the internal control structure that we considered are the accounting system and control procedures.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) and the procedures for determining compliance with the exempt provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. The objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of the internal control structure to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted the following matters involving the accounting system and control procedures that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of the Company for the year ended December 31, 2006, and this report does not affect our report thereon dated February 7, 2007.

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those control policies and procedures that depend on the segregation of duties such as processing of cash receipts, cash disbursements, and payroll. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and any other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Batchelor, Tillery & Roberts, LLP

February 7, 2007

END